March 30, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Katherine Wray Juan Migone Stephen Krikorian

Re:	Apigee Corporation Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted March 9, 2015 CIK No. 0001324772 File No. 333-202885

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 20, 2015 (the “Comment Letter”), relating to the above referenced Draft No. 4 to the Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on March 20, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenue, page 63

1.

Based on your response to our comment 2 it remains unclear how cloud/subscription revenue arrangements and support services arrangements are similar types of services. It appears that subscription services provide different deliverables than support services (i.e., right to access your software and support). Further, the line item subscription and support has increased

Division of Corporate Finance

March 30, 2015

significantly over the reporting periods. In this regard, the amount and changes for each revenue stream would appear to be meaningful information for an investor. To the extent that either revenue stream is material, please revise your filing to separately disclose revenues from each of these types of services in accordance with ASC 280-10-50-40. Provide a summary of the amount recognized for each service.

The Company advises the Staff that the Company has revised the disclosure on pages 64, 67 and 68 of the Registration Statement to separately disclose subscription and support services revenues in response to the Staff’s comment.

Our Solution, page 93

2.	We refer to the disclosure added in this amendment regarding your “monthly apps,” “monthly APIs,” and “cumulative data processing volume.” Please explain to us how you concluded it was appropriate to aggregate data from your (non-paying) Apigee Developer environment with the production environments of your paying customers in calculating these figures for the periods presented. In this regard, tell us whether management considers this data in the aggregate and/ or broken down by environment, as it appears that the two different data sets may offer different insights in evaluating your business.

The Company advises the Staff that management considers the data in the aggregate and does not break the data down by environment. The Company uses the data to monitor the adoption rate and utilization of the Company’s cloud services, to monitor the development of the Company’s customers’ API-based apps, and to improve scalability and gauge the reliability of its algorithms as described on pages 94 and 95 of the Registration Statement. The Company advises the Staff that the Company’s non-paying developer community plays an important role in adoption and utilization such that the Company believes that considering this data without the portion of that data from the Company’s Apigee Developer environment would be an incomplete indicator of the actual adoption and utilization of the Company’s services. As discussed on page 57 of the Registration Statement, many of the Company’s customers initially use and test the free cloud version of Company’s platform, and the Company offers open source solutions to encourage the migration or deployment of developer APIs and applications to the Company’s paid products, such that the Apigee Developer environment and the production environments of paying customers are interconnected and are jointly involved in the adoption, utilization and development of the Company’s platform.

Our Opportunity, page 95

3.

You disclose that your estimated total addressable market is $5.5 billion, calculated in part based on 19,246 companies with greater than $500 million in annual revenue as derived from third-party data. In this regard, and in light of disclosure elsewhere that you experienced 35% growth in your customer base from the end of fiscal year 2012 to the end of fiscal year 2014, please tell us what consideration you gave to disclosing your total number of customers at the end of each fiscal year presented as well as the current total number. It appears that such

Division of Corporate Finance

March 30, 2015

disclosure would assist potential investors in understanding your historical and current penetration of your estimated total addressable market.

In response to the Staff’s comment, the Company advises the Staff that the Company has revised page 104 of the Registration Statement to include the Company’s approximate number of paying customers at the end of January 31, 2015, as well as the approximate number of paying customers at the end of January 31, 2013. The Company also advises the Staff that the Company has revised the disclosure regarding the percentage growth for the periods presented on pages 2, 57, and 87 of the Registration Statement.

Division of Corporate Finance

March 30, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Chet Kapoor, Apigee Corporation

Stacey Giamalis, Apigee Corporation

Tim Wan, Apigee Corporation

Don Dixon, Apigee Corporation

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

David Peinsipp, Cooley LLP

Stanton Jee, KPMG LLP